Exhibit 4



                    THE JPM INSTITUTIONAL _______________FUND
             Organized as a Voluntary Association under the Laws of
                        The Commonwealth of Massachusetts

This certifies that:

Is the owner of:

          Fully paid and nonassessable shares of beneficial interest, $.001 par value, of The JPM Institutional _____________ Fund

     In accordance with, and subject to all the provisions of, a[n Agreement and] Declaration of Trust dated November 4, 1992, and any amendments thereto (the "Declaration"), a copy of which has been filed with the Secretary of The Commonwealth of Massachusetts, to all of which provisions every shareholder agrees by acceptance of share certificates.

     The Declaration provides that the name "The JPM Institutional _____________ Fund" refers to the Trustees under the Declaration collectively as Trustees, but not as individuals or personally; and no Trustee, shareholder, officer, employee or agent of the Fund may be held to any personal liability, nor may resort be had to their private property for the satisfaction of any obligation or claim or otherwise in connection with the affairs of the Fund but the Fund property only shall be liable.

     This certificate is not valid until countersigned by the Transfer Agent.

     IN WITNESS WHEREOF, the Trustees under said Declaration, acting not as individuals, but as such trustees, have caused to be affixed to this certificate the facsimile Seal of the Trust and the facsimile signatures of duly authorized officers of the Trust, acting not as individuals but as such officers.

                                        Dated:            , 199_


TREASURER



PRESIDENT